

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

February 29, 2008

By U.S. Mail and Facsimile

Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed March 27, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
> **File No. 001-06770**

Dear Mr. McKee:

We have completed our review of your 2006 Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief